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                                                                       Exhibit 8


                                            March 31, 1999


Mr. Franklyn A. Caine
60 Cherry Brook Lane
Weston, MA 02193


Dear Frank:


        This letter will confirm our discussions surrounding your resignation from Wang Laboratories, Inc. ("Wang" or the "Company"). You have notified Wang of your voluntary resignation from your position as Chief Financial Officer as of March 31, 1999 and as an employee of Wang effective May 15, 1999. For the time period through March 31, 1999, you will continue to be paid at your current base salary. For the time period from April 1, 1999 through May 15, 1999 (the "Continued Employment Period"), Wang has agreed to pay you $4,010.42 semi-monthly, less applicable withholding. You will therefore receive payments of $4,010.42, less applicable withholding, on April 15, April 30 and May 14, 1999. You have agreed that you will not be entitled to any other salary, bonus or other monetary compensation from Wang during the Continued Employment Period, except that with respect to your 1998 Management Incentive Plan ("MIP"), Wang agrees that you shall be considered under the current terms and conditions of the MIP in the ordinary course, including the terms and conditions for the amount and timing of the payout of the MIP and any withholding thereon. On or about the termination date, you will also be paid for 7.5 days of vacation.

        You have agreed that, from April 1 through May 15, 1999, you will provide Wang, at its direction, with reasonable assistance related to the transition of your Chief Financial Officer position to a successor, as more fully set forth on the attached Exhibit A.

        As we have discussed, all of your benefits (including but not limited to participation in Wang's medical, dental, or vision plans, disability plans, SERP, Retirement Savings Plan, life insurance and AD&D plans, car allowance and insurance programs and any benefit not specifically identified herein) will terminate as of March 31, 1999 as if your employment were terminating on that day, subject only to applicable grace and continuation periods available under the Company's plans and the law. The foregoing sentence notwithstanding, you will remain subject to the following benefits during the Employment Continuation
Period: workers' compensation, social security and, where authorized to travel on behalf of the Company, business travel pay and accident insurance coverage. You will also remain subject to Wang's expense and reimbursement policy. Further, you will remain subject to Wang's Employee Stock Incentive Plan ("ESIP") through May 15, 1999.

        You hereby agree that your Employment Letter dated June 24, 1994 and amended, ratified and confirmed on November 20, 1995 and July 1, 1998 (the "Employment Letter," enclosed herewith) shall, as of March 31, 1999, become null and void, and you hereby waive any and all rights under the Employment Letter. The foregoing sentence notwithstanding, Paragraphs 7, 8 and 10 of the Employment Letter


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Mr. Franklyn A. Caine
March 31, 1999
Page 2



shall remain in effect, except that the Wang Employment Agreement signed by you on June 26, 1994 and enclosed herewith shall remain in effect in its original, unmodified terms.

        You also hereby agree that the Change of Control Severance Agreement between you and the Company dated May 31, 1994 and amended October 19, 1995, March 27, 1997 and August 1998 providing for enhanced severance protection in the event of a change in control of the Company (the "Change of Control Agreement") shall, as of March 31, 1999, become null and void, and you hereby waive any and all rights under the Change of Control Agreement.

        You further agree that this letter supersedes and cancels any other prior employment agreements or arrangements you may have entered into with Wang, its subsidiaries, affiliates, successors, assigns or predecessors in interest. You also agree that you are not eligible for any severance benefit pursuant to any severance policy, plan, agreement or arrangement offered by the Company to full-time employees, including any benefit under Wang's Severance Pay Plan or pursuant to the Employment Letter or the Change of Control Agreement. By your signature below, you agree to waive any claim to any such severance benefit.

        By our signatures below, we agree to treat the details of this letter with utmost confidentiality and that we will not disclose them to any third parties except your immediate family, our respective financial and/or legal advisors, and such Wang personnel and/or agents as have a need to know this information for business purposes, or as may be required by applicable law or regulation.

        Thank you for your services to Wang, and good luck in your future endeavors.

                                                     Very truly yours,


                                                     /s/ Albert A. Notini

                                                     Albert A. Notini
                                                     Executive Vice President

AGREED AND ACCEPTED:

/s/ Franklyn A. Caine
______________________________

Franklyn A. Caine

Dated:  March 31, 1999

Attachments





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Mr. Franklyn A. Caine
March 31, 1999
Page 3


                                    EXHIBIT A

                            Scope of Responsibilities


        You agree to provide reasonable assistance to the Company, under its direction, with respect to leadership transition matters in the global finance and IS organizations for the period through May 15, 1999. This will include your being available at the Company's headquarters offices for no less than one day a week (approximately 10 hours per week) and available otherwise as you and the CEO of the Company shall agree. In your transition support capacity, your primary focus will be assisting the Company in reporting its financial results for the period ended March 31, 1999 and assisting the transition team in its efforts to track and report the Company's financial results through May 15, 1999. You will report directly to the CEO of the Company with respect to these matters.